Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Petros Pharmaceuticals, Inc. and Subsidiaries (the “Company”) on Form S1 (333-284495) to be filed on or about February 10, 2025 of our report dated March 31, 2023, on our audit of the consolidated financial statements as of December 31, 2022 and for the year then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

February 10, 2025